Mail Stop 4561

November 6, 2007

Herbert L. Hornsby, Jr.
President and Chief Executive Officer
Cape Bancorp, Inc.
225 North Main Street
Cape May Court House, New Jersey 08210

> **Re: Cape Bancorp, Inc.**
> **Amendment No. 1 to Form S-1, filed October 29, 2007**
> **File No. 333-146178**

Dear Mr. Hornsby:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1/A, filed October 29, 2007

General

1. Please refer to prior comment 1 from our letter dated October 16, 2007. Footnote (1) to the registration fee table states that the number of shares being registered for purposes of the merger is 5,429,507. However, the front cover page of the prospectus identifies only 4,939,424. Additionally, the number of shares identified throughout the prospectus for issuance in the merger is 5,423,094, which is different than the number of shares being registered. Please revise the front cover page of the prospectus to include all shares that are to be issued to

      Boardwalk shareholders. Refer to Item 501(b) of Regulation S-K. Additionally, please correct the inconsistencies throughout the prospectus.

2. Please note the updating requirements of Rule 3-12 of Regulation S-X.

3. Some of the typeface used in the prospectus is too small, e.g., pages 11 and 201. Please revise.

Pro Forma Unaudited Condensed Consolidated Statement of Income for the Six Months Ended June 30, 2007, page 72

4. Please refer to comment 10 in our letter dated October 16, 2007. We believe that adjustments to record estimated stock-based incentive plan expense and stock option plan expense are factually supportable given the information provided regarding the plans throughout the filing. Therefore, please revise here and in your other pro forma information to include your estimated expense related to these plans.

5. Please refer to comment 11 in our letter dated October 16, 2007. Please tell us why you need to record a merger adjustment to accrete the difference between the market value and face value for available-for-sale securities. Specifically tell us why this amount is not recorded in the historical income statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Boardwalk Bancorp

Borrowings, page 175

6. Please refer to comment 16 in our letter dated October 16, 2007. We note that you have included a table on page 175 of the black-lined filing with the ending balance and weighted average interest rate for each category of short-term borrowings. Please revise the table to also include information required by sections VII.(2) and VII.(3) of Industry Guide III of Regulation S-K for all periods presented.

Compensation Discussion and Analysis

Company Performance and Incentive Plan Awards, page 193

7. Revise the fifth paragraph to clarify what specific performance target measures were achieved in 2006. Additionally, revise the sixth paragraph to clarify the criteria on which the individual performance target measures were based and whether or not they were achieved in 2006. Please also describe how achievement of the specified performance target measures and individual goals

resulted in specific payouts under each element. Refer to Item 402(b)(2)(vi) and (vii) of Regulation S-K.

Change in Control Agreements, page 203

8. Please refer to prior comment 23 from our letter dated October 16, 2007. Although the amended disclosure advises investors that the agreements supersede and replace the existing change in control agreements with Boardwalk Bancorp, the disclosure does not adequately address how Cape determined that the terms of the agreement are appropriate in light of Cape's compensation policies and objectives. Please refer to Item 402(j) and 402(b) of Regulation S-K.

Phantom Restricted Stock Plan and Phantom Incentive Stock Option Plan, pages 204 and 205

9. Revise these sections to include the number of phantom restricted shares and phantom incentive stock options that were granted to each officer included in the select group of officers.

Consolidated Financial Statements of Cape Savings Bank and Subsidiaries

Note 2, Summary of Significant Accounting Policies, page F-7

10. Please revise to disclose your accounting policies related to the phantom restrictive stock plan, phantom stock option plan and director retirement plan.

Exhibits

General

11. Please revise the descriptions of Exhibits 10.8 and 10.9 to reflect that the agreements are the amended and restated agreements.

12. Please include the existing Phantom Incentive Stock Option Plan and Phantom Restricted Stock Plan agreements since the amended agreements have not yet been approved by the New Jersey Department of Banking and Insurance. Refer to Item 601(b)(10) of Regulation S-K.

13. Please file as an exhibit to the registration statement a copy of the fairness opinion. In addition, please also file a copy of the board book. Refer to Item 21(c) of Form S-4.

Exhibit 8

14. Please refer to prior comment 32 from our letter dated October 16, 2007. As

previously commented on, you may limit reliance on your opinion with regard to purpose, but not person. Please revise.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Brittany Ebbertt at 202-551-3572 or Michael Volley at 202-551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair at 202-551-3583 or me at 202-551-4516 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief

CC: By Fax (202) 362-2902
Marc Levy, Esq.
Eric Luse, Esq.
Luse Gorman Pomerenk & Schick, P.C.
5335 Wisconsin Ave, NW, Suite 400
Washington, DC 20015